November 29, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

John Stickel

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	UCI International, Inc.
Registration Statement on Form S-1
Filed July 27, 2010
File No. 333-168336

Ladies and Gentlemen:

On July 27, 2010, UCI International, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-168336) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company submits this request for withdrawal as it does not intend to pursue the contemplated initial public offering at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at UCI International, Inc., 14601 Highway 41 North, Evansville, Indiana 47725, facsimile number (812) 867-4157, with a copy to the Company’s counsel, Latham & Watkins LLP, 555 11th Street, NW, Washington DC 20002, Attn: Rachel Sheridan, facsimile number (202) 637-2201.

Please do not hesitate to contact me directly if you have any questions regarding this matter.

Very truly yours,
UCI International, Inc.

By:	/s/ Mark P. Blaufuss
Mark P. Blaufuss
Chief Financial Officer

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